Filed by AT&T Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: BellSouth Corporation
Commission File No.: 1-8607
March 7, 2006
To Our Stockholders:
On March 5 — a few days after our 2005 annual report was filed with the Securities and Exchange Commission — we reached an agreement to acquire BellSouth Corporation and with it the 40 percent of Cingular Wireless we do not already own. You will be hearing more about this combination in the next few months, but in the meantime, I wanted to brief you on the main reasons behind this transaction and how it will affect you as a stockholder.
Our acquisition of BellSouth is the next logical step in the evolution of our company and the industry. It is expected to improve AT&T’s overall growth profile and yield cost and revenue synergies with a net present value of nearly $18 billion. In addition, the merger is expected to:

•	Be adjusted earnings-per-share positive in 2008 (excluding merger-related costs).

•	Generate significant growth in cash flow after capital expenditures and dividends in 2007 and 2008, which will give us the flexibility to continue reducing debt while providing excellent cash returns to stockholders.

•	Make us a more effective and efficient competitor.
One of the most important strategic benefits of the merger is that we gain 100 percent ownership of Cingular Wireless. This increases our presence in the rapidly growing wireless market and allows us to more effectively market wireless under the unified AT&T brand. We can also move faster to integrate wireless and wireline services over a single global network to give customers anywhere, anytime access to all their communications services.
In connection with the BellSouth acquisition — which will be funded with new shares of AT&T common stock — your Board of Directors has authorized the repurchase of 400 million AT&T shares through 2008.
We will be asking you to approve the BellSouth acquisition during a special meeting of stockholders this summer, and we will provide more details ahead of the meeting.
As always, we appreciate your support as we work to make your company a world leader and to build sustained, long-term value for our investors.
Sincerely,
/s/ Edward E. Whitacre Jr.
Edward E. Whitacre Jr.
Chairman and Chief Executive Officer
AT&T Inc.
Cautionary Language Concerning Forward-Looking Statements
 We have included or incorporated by reference in this document financial estimates and other forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially from these estimates and statements. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T Inc. and BellSouth Corporation and are subject to significant risks and uncertainties outside of our control.
The following factors, among others, could cause actual results to differ from those described in the forward-looking statements in this document: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of AT&T shareholders to approve the issuance of AT&T common shares or the failure of BellSouth shareholders to approve the merger; the risk that the businesses of AT&T and BellSouth will not be integrated successfully or as quickly as expected; the risk that the cost savings and any other synergies from the merger, including any savings and other synergies relating to the resulting sole ownership of Cingular Wireless LLC may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; and competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in AT&T’s, BellSouth’s, and Cingular Wireless LLC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site (http://www.sec.gov). Neither AT&T nor BellSouth is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.
NOTE: In connection with the proposed merger, AT&T intends to file a registration statement on Form S-4, including a joint proxy statement/prospectus of AT&T and BellSouth, and AT&T and BellSouth will file other materials with the Securities and Exchange Commission (the “SEC”). Investors are urged to read the registration statement, including the joint proxy statement (and all amendments and supplements to it) and other materials when they become available because they contain important information. Investors will be able to obtain free copies of the registration statement and joint proxy statement, when they become available, as well as other filings containing information about AT&T and BellSouth, without charge, at the SEC’s Web site (www.sec.gov). Copies of AT&T’s filings may also be obtained without charge from AT&T at AT&T’s Web site (www.att.com) or by directing a request to AT&T Inc. Stockholder Services, 175 E. Houston, San Antonio, Texas 78205. Copies of BellSouth’s filings may be obtained without charge from BellSouth at BellSouth’s Web site (www.bellsouth.com) or by directing a request to BellSouth at Investor Relations, 1155 Peachtree Street, N.E., Atlanta, Georgia 30309.
AT&T, BellSouth and their respective directors and executive officers and other members of management and employees are potential participants in the solicitation of proxies in respect of the proposed merger. Information regarding AT&T’s directors and executive officers is available in AT&T’s 2005 Annual Report on Form 10-K filed with the SEC on March 1, 2006 and AT&T’s proxy statement for its 2006 annual meeting of stockholders, filed with the SEC on March 10, 2006, and information regarding BellSouth’s directors and executive officers is available in BellSouth’s 2005 Annual Report on Form 10-K filed with the SEC on February 28, 2006 and BellSouth’s proxy statement for its 2006 annual meeting of shareholders, filed with the SEC on March 3, 2006. Additional information regarding the interests of such potential participants will be included in the registration statement and joint proxy statement, and the other relevant documents filed with the SEC when they become available.